UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Disclosure of Reduction in Relevant Shareholding Interest

Rio de Janeiro, February 4, 2019 – Petróleo Brasileiro S.A. – Petrobras, in compliance with article 12 of CVM Instruction 358 of January 3, 2002 and Circular Letter CVM/SEP/No001/2017, informs that it was notified by the National Bank for Economic and Social Development (“BNDES”) and BNDES Participações SA (“BNDESPAR”), a wholly-owned subsidiary of BNDES, that BNDESPAR sold preferred shares issued by Petrobras, so the two institutions began to manage less than 20% of the preferred shares issued by the company, according to the information below.

I. BNDESPAR sold, between 11/07/2018 and 01/30/2019, 121,404,100 preferred shares, therefore BNDES and BNDESPAR jointly started securitizing the total of 1,120,246,354 preferred shares, falling below the level of 20% the total preferred shares issued by Petrobras;

II. the purpose of the shareholding is strictly for investment purposes, and does not aim to alter the shareholding control or the administrative structure of Petrobras;

III. BNDES and BNDESPAR have not entered into any contracts or agreements that govern the exercise of voting rights or the purchase and sale of securities issued by Petrobras;

IV. BNDES is enrolled with CNPJ/MF under No. 33.657.248/0004-21 and it is headquartered in Brasília, Federal District, at Centro Empresarial Parque Cidade, Setor Comercial Sul—SCS, Block 9, Tower C, 12 floor, and services office, in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida República de Chile no. 100. BNDESPAR is enrolled with the CNPJ/MF under No. 00.383.281/0001-09 and it is headquartered in Brasília, Federal District, at Centro Empresarial Parque Cidade, Setor Comercial Sul—SCS, Block 9, Tower C, 12 floor and services office, in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República de Chile no. 100.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer